Exhibit 99.1

Globant S.A.

Condensed interim consolidated financial statements as of March 31, 2020 and for the three months ended March 31, 2020 and 2019

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

(in thousands of U.S. dollars, except per share amounts)

		Three months ended
	Notes	March 31, 2020	March 31, 2019

Revenues	7	191,572	146,151
Cost of revenues	8.1	(119,369)	(88,727)
Gross profit		72,203	57,424

Selling, general and administrative expenses	8.2	(51,872)	(38,632)
Net impairment losses on financial assets (1)		(1,617)	(436)
Profit from operations		18,714	18,356

Gain on transactions with bonds		2,331	—

Finance income	9	13,709	891
Finance expense	9	(15,522)	(3,702)
Finance expense, net	9	(1,813)	(2,811)

Other income and expenses, net		16	(19)
Profit before income tax		19,248	15,526

Income tax	6	(6,078)	(3,427)
Net income for the period		13,170	12,099

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations		(2,104)	(616)
- Net change in fair value on financial assets measured at fair value through other comprehensive income ("FVOCI")		(114)	35
- Gains and losses on cash flow hedges		(2,069)	(882)
Total comprehensive income for the period		8,883	10,636

Net income attributable to:
Owners of the Company		13,170	12,099
Net income for the period		13,170	12,099

Total comprehensive income for the period attributable to:
Owners of the Company		8,883	10,636
Total comprehensive income for the period		8,883	10,636

Earnings per share (2)
Basic		0.36	0.33
Diluted		0.35	0.32
Weighted average of outstanding shares (in thousands)
Basic		37,008	36,205
Diluted		38,093	37,320

(1)	Includes a loss of 1,617 and 436 on impairment of trade receivables for the three months ended March 31, 2020 and 2019, respectively (see note 21).
(2)	As of March 31, 2020 and 2019, respectively, 546 and 21 potential ordinary shares are anti-diluted and therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share.

The accompanying notes 1 to 22 are an integral part of these condensed interim consolidated financial statements.

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF MARCH 31, 2020 AND DECEMBER 31, 2019 (UNAUDITED)

(in thousands of U.S. dollars)

	Notes	March 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	4.3	132,641	62,721
Investments	4.2	1,520	19,780
Trade receivables	4.3	167,418	156,676
Other assets		12,296	13,439
Other receivables		19,772	19,308
Other financial assets (1)		3,266	4,527
Total current assets		336,913	276,451

Non-current assets
Investments	4.2	—	418
Other assets		6,958	7,796
Receivables	4.3	20,411	8,810
Deferred tax assets		23,762	26,868
Investment in associates		3,776	3,776
Other financial assets (2)		1,883	1,683
Property and equipment	10	88,900	87,533
Intangible assets	11	27,826	27,110
Right-of-use assets	12	73,024	58,781
Goodwill	20	187,978	188,538
Total non-current assets		434,518	411,313
TOTAL ASSETS		771,431	687,764

LIABILITIES
Current liabilities
Trade payables		30,166	31,487
Payroll and social security taxes payable	4.3	53,182	72,252
Borrowings	14	495	1,198
Other financial liabilities (3)		10,903	8,937
Lease liabilities	12	19,728	19,439
Tax liabilities		7,762	7,898
Income tax payable		8,384	4,612
Other liabilities		1,029	368
Total current liabilities		131,649	146,191

Non-current liabilities
Trade payables		6,753	5,500
Borrowings	14	125,169	50,188
Other financial liabilities (4)		813	1,617
Lease liabilities	12	49,149	41,924
Deferred tax liabilities		795	1,028
Provisions for contingencies	16	3,363	2,602
Total non-current liabilities		186,042	102,859
TOTAL LIABILITIES		317,691	249,050

Capital and reserves
Issued capital		44,439	44,356
Additional paid-in capital		163,597	157,537
Other reserves		(6,844)	(2,557)
Retained earnings		252,548	239,378
Total equity attributable to owners of the Company		453,740	438,714
TOTAL EQUITY AND LIABILITIES		771,431	687,764

(1)	Includes the fair value of convertible notes of 3,263 and 3,236 (notes 5.2.2.1, 5.2.2.2 and 5.2.2.3) and the fair value of foreign exchange forward contracts of 3 and 1,291 (note 5.2.1) as of March 31, 2020 and December 31, 2019, respectively.
(2)	Includes convertible notes of 500 and 300 (note 5.2.2.4) as of March 31, 2020 and December 31, 2019, respectively, and guarantee payments related to the future lease of a property under construction of 1,383 as of March 31, 2020 and December 31, 2019, respectively.
(3)	Includes other financial liabilities related to business combinations of 7,086 and 8,937 as of March 31, 2020 and December 31, 2019, respectively (note 20), and the fair value of foreign exchange forward contracts of 3,817 (note 5.2.1) as of March 31, 2020.
(4)	Includes other financial liabilities related to business combinations of 387 and 1,617 as of March 31, 2020 and December 31, 2019 , respectively (note 20), and the fair value of interest rate swap of 426 as of March 31, 2020 (note 5.2.1).

The accompanying notes 1 to 22 are an integral part of these condensed interim consolidated financial statements.

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019 (UNAUDITED)

(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation and Cash flow hedge reserve	Attributable to owners of the Parent	Total

Balance at January 1, 2019	35,965,662	43,158	109,559	187,335	(2,097)	(39)	337,916	337,916
Adjustment on initial application of IFRS 16	—	—	—	(1,972)	—	—	(1,972)	(1,972)
Issuance of shares under share-based compensation plan (note 13.1)	326,297	392	5,668	—	—	—	6,060	6,060
Issuance of shares under subscription agreement (note 13.2)	39,732	48	2,322	—	—	—	2,370	2,370
Share-based compensation plan	—	—	6,039	—	—	—	6,039	6,039
Other comprehensive income for the period, net of tax	—	—	—	—	(616)	(847)	(1,463)	(1,463)
Net income for the period	—	—	—	12,099	—	—	12,099	12,099
Balance at March 31, 2019	36,331,691	43,598	123,588	197,462	(2,713)	(886)	361,049	361,049

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation and Cash flow hedge reserve	Attributable to owners of the Parent	Total

Balance at January 1, 2020	36,963,619	44,356	157,537	239,378	(2,497)	(60)	438,714	438,714
Issuance of shares under share-based compensation plan (note 13.1)	67,876	81	2,156	—	—	—	2,237	2,237
Issuance of shares under subscription agreement (note 13.2)	2,018	2	223	—	—	—	225	225
Share-based compensation plan	—	—	3,681	—	—	—	3,681	3,681
Other comprehensive income for the period, net of tax	—	—	—	—	(2,104)	(2,183)	(4,287)	(4,287)
Net income for the period	—	—	—	13,170	—	—	13,170	13,170
Balance at March 31, 2020	37,033,513	44,439	163,597	252,548	(4,601)	(2,243)	453,740	453,740

(1)	All shares are issued, authorized and fully paid. Each share is issued at a nominal value of $1.20 per share and is entitled to one vote.

The accompanying notes 1 to 22 are an integral part of these condensed interim consolidated financial statements.

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019 (UNAUDITED)

(in thousands of U.S. dollars)

	Three months ended
	March 31, 2020	March 31, 2019

Cash flows from operating activities
Net income for the period	13,170	12,099
Adjustments to reconcile net income for the period to net cash flows from operating activities:
Share-based compensation expense	5,790	3,823
Current income tax	6,644	5,468
Deferred income tax	(566)	(2,041)
Depreciation of property and equipment	3,978	3,339
Depreciation of right-of-use assets	4,622	4,033
Amortization of intangible assets	2,887	2,307
Net impairment losses on financial assets	1,617	436
Allowance for claims and lawsuits	804	(19)
Loss on remeasurement of contingent consideration	—	35
Gain on transactions with bonds	(2,331)	—
Accrued interest	1,836	641
Interest gain	229	168
Net loss (gain) arising on financial assets measured at fair value recognized in profit or loss ("FVPL")	5,642	(612)
Net loss (gain) arising on financial assets measured at FVOCI	1,723	(9)
Net loss (gain) arising on financial assets measured at amortized cost	3	(62)
Exchange differences	(7,749)	2,214
Changes in working capital:
Net increase in trade receivables	(15,207)	(24,388)
Net increase in other receivables	(3,971)	(1,348)
Net decrease in other assets	1,981	—
Net increase in receivables	(9,198)	—
Net increase (decrease) in trade payables	1,178	(2,364)
Net (decrease) increase in payroll and social security taxes payable	(14,152)	4,357
Net (decrease) increase in tax liabilities	(309)	3,133
Utilization of provision for contingencies	—	(95)
Income tax paid	(3,972)	(2,311)
Net cash (used in) provided by operating activities	(5,351)	8,804

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019 (UNAUDITED)

(in thousands of U.S. dollars)

	Three months ended
	March 31, 2020	March 31, 2019
Cash flows from investing activities
Acquisition of property and equipment (1)	(6,927)	(4,057)
Proceeds from disposals of property and equipment and intangibles	350	36
Acquisition of intangible assets (2)	(3,616)	(1,463)
Acquisition of investment in sovereign bonds	(6,500)	—
Proceeds of investment in sovereign bonds	8,831	—
(Payments) related to forward and future contracts	(4,482)	(232)
Proceeds related to forward and future contracts	583	751
Proceeds from investments measured at FVTPL	18,018	461
Acquisition of investments measured at FVOCI	(2,994)	—
Proceeds from investments measured at FVOCI	3,000	3,621
Acquisition of investment in convertible notes	(200)	(1,800)
Acquisition of business, net of cash (3)	—	(37,252)
Payments of earn-outs related to acquisition of business	(3,150)	(8,981)
Net cash provided by (used in) investing activities	2,913	(48,916)

Cash flows from financing activities
Proceeds from the issuance of shares under the share-based compensation plan	2,021	5,965
Cash received from the settlements of the derivative financial instruments used to hedge interest rate risk	3	—
Proceeds from subscription agreements	909	2,370
Proceeds from borrowings	75,000	—
Repayment of borrowings	(558)	—
Payments of principal portion of lease liabilities	(4,982)	(3,299)
Payments of lease liabilities interest	(317)	(20)
Interest paid	(581)	—
Net cash provided by financing activities	71,495	5,016

Increase (decrease) in cash and cash equivalents	69,057	(35,096)

Cash and cash equivalents at beginning of the year	62,721	77,606
Effect of exchange rate changes on cash and cash equivalents	863	(309)
Cash and cash equivalents at end of the period	132,641	42,201

(1)	For the three months ended March 31, 2020 and 2019, included 774 and 3,579 of acquisition of property and equipment financed with trade payables, respectively. During the three months ended March 31, 2020 and 2019, the Company paid 2,179 and 4,316 related to property and equipment acquired in 2019 and 2018, respectively. Finally, for the three months ended March 31, 2019, included 785 of advances paid.
(2)	For the three months ended March 31, 2020 and 2019, included 25 and 773 of acquisition of intangible assets financed with trade payables, respectively. During the three months ended March 31, 2019, the Company paid 217 related to intangible assets acquired in 2018.

(3)	Cash paid for assets acquired and liabilities assumed in the acquisition of subsidiaries, net of cash acquired:

	Three months ended
	March 31, 2020	March 31, 2019
Supplemental information
Cash paid	—	40,939
Less: cash and cash equivalents acquired	—	(3,687)
Total consideration paid net of cash and cash equivalents acquired	—	37,252

The accompanying notes 1 to 22 are an integral part of these condensed interim consolidated financial statements.

NOTE 1 – COMPANY OVERVIEW

Globant S.A. is a company organized in the Grand Duchy of Luxembourg, primarily engaged in building digital journeys that matter to millions of users through its subsidiaries (hereinafter the “Company” or “Globant” or “Globant Group”). The Company specializes in providing innovative software solutions services by leveraging emerging technologies and trends.

The Company’s principal operating subsidiaries and countries of incorporation as of March 31, 2020 were the following: Sistemas UK Limited and We are London Limited in the United Kingdom; Globant LLC in the United States of America (the “U.S.” or the “United States”); Sistemas Globales S.A., IAFH Global S.A., Dynaflows S.A., Avanxo S.A. and BSF S.A. in Argentina; Sistemas Colombia S.A.S., Avanxo Colombia and Belatrix Colombia SAS in Colombia; Global Systems Outsourcing S. de R.L. de C.V. and Avanxo Servicios S.A. de C.V. in Mexico; Sistemas Globales Uruguay S.A. and Difier S.A. in Uruguay; Globant Brasil Consultoria Ltda. and Orizonta Consutoria de Negocios e Tecnología Ltda. in Brazil; Sistemas Globales Chile Asesorías Limitada in Chile; Globant Peru S.A.C., Avanxo Peru and Belatrix Peru SAC in Peru; Globant India Private Limited in India; Globant Bel LLC in Belarus; Small Footprint S.R.L. in Romania; Software Product Creation S.L. in Spain; Globant France S.A.S in France; Software Product Creation S.L. - Dubai Branch in the United Arab Emirates; and Globant Canada Corp. in Canada.

The Company provides services from development and delivery centers located in the United States (San Francisco, New York, Seattle, Raleigh, Chicago and Dallas), Argentina (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca, Mendoza, Mar del Plata and La Plata), Uruguay (Montevideo), Colombia (Bogotá and Medellín), Brazil (São Paulo), Peru (Lima), Chile (Santiago), México (Guadalajara and México City), India (Pune and Bangalore), Spain (Madrid), Belarus (Minsk), Romania (Cluj) and the United Kingdom (London). The Company also has client management centers in United States (Houston, San Francisco, New York, Winston-Salem and Miami), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires), France (Paris) and the United Kingdom (London). The Company also has centers of software engineering talent and educational excellence, primarily across Latin America.

Substantially all revenues are generated through subsidiaries located in the U.S. The Company’s workforce is mainly located in Latin America and to a lesser extent in India, Eastern Europe and U.S.

The address of the Company’s registered office is 37A, avenue J.F. Kennedy, L-1855, Luxembourg.

NOTE 2 - BASIS OF PREPARATION

The accompanying condensed interim consolidated statement of financial position as of March 31, 2020, the condensed interim consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the three months ended March 31, 2020 and 2019 and the explanatory notes to the condensed interim consolidated financial statements are unaudited. These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”.

Consequently, all of the disclosures required in accordance with International Financial Reporting Standards (“IFRS”) for annual financial statements are not included herein, hence, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2019 included in our 2019 Form 20-F filed within the U.S. Securities and Exchange Commission. In the opinion of management, these condensed interim consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair statement of financial results for the interim periods presented.

The financial information as of December 31, 2019 presented in these condensed interim consolidated financial statements is derived from our audited consolidated financial statements for the year ended December 31, 2019.

The results of operations for the three months ended March 31, 2020 are not necessarily indicative of the results for the full year. The Company believes that the disclosures are adequate to make the information presented not misleading.

These condensed interim consolidated financial statements were approved for issue by the Board of Directors on May 13, 2020, which is the date that the condensed interim financial statements were available for issuance.

NOTE 3 - BASIS OF CONSOLIDATION

These condensed interim consolidated financial statements include the unaudited condensed interim consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries.

NOTE 4 – ACCOUNTING POLICIES

These condensed interim consolidated financial statements have been prepared using the same accounting policies as used in the preparation of our audited consolidated financial statements for the year ended December 31, 2019, except for the adoption of new standards and interpretations effective as of January 1, 2020, as described below.

4.1 – Application of new and revised International Financial Reporting Standards

•	Adoption of new and revised standards

The Company has adopted the following standards and interpretations that became applicable for annual periods commencing on or after January 1, 2020:

Amendments to References to the Conceptual Framework in IFRS Standards
Amendment to IFRS 3	Definition of a Business
Amendment to IAS 1 and IAS 8	Definition of Material

Amendment to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform
Amendment to IAS 1	Classification of Liabilities as Current or Non-Current 1

[1]	Effective for annual reporting periods beginning on or after January 1, 2022 and are to be applied retrospectively. Earlier application is permitted.

Those standards did not have any impact on the Company’s accounting policies and did not require retrospective adjustments.

As of March 31, 2020, the Company's loans and interest rate swap that bear interest based on LIBOR include a clause that provides alternative interest rates in the case of a discontinuity of LIBOR.

•	New accounting pronouncements

As of March 31, 2020, no new or revised IFRS have been issued. The new and revised IFRS that have been issued but are not yet mandatorily effective are described in note 2.1 to our audited consolidated financial statements as of December 31, 2019.

4.2 Investments

Current	March 31, 2020	December 31, 2019
Mutual funds (1)	854	19,384
Bills issued by the Treasury of the Argentine Republic ("LETEs") (2)	283	396
Contribution to risk funds (3)	383	—
TOTAL	1,520	19,780

Non-current	March 31, 2020	December 31, 2019
Contribution to risk funds (3)	—	418
TOTAL	—	418

(1)	Measured at fair value through profit or loss.
(2)	Measured at fair value through other comprehensive income.
(3)	Measured at amortized cost.

4.3 Main variations

•	Cash and cash equivalents

	March 31, 2020	December 31, 2019
Cash and bank balances	132,481	62,426
Time deposits	160	295
TOTAL (1)	132,641	62,721

•	Trade receivables

	March 31, 2020	December 31, 2019
Accounts receivable (2)	148,800	146,382
Unbilled revenue (2)	22,997	13,970
Subtotal	171,797	160,352
Less: Allowance for doubtful accounts	(4,379)	(3,676)
TOTAL	167,418	156,676

•	Receivables

	March 31, 2020	December 31, 2019
Non-current
Trade receivables (3)	9,326	—
Advances to suppliers	3,579	3,579
Tax credit - VAT	691	1,004
Income tax credits (4)	3,932	1,516
Other tax credits	173	209
Guarantee deposits	2,584	2,683
Loans granted to employees	152	152
Prepaid expenses	325	45
Subtotal	20,762	9,188
Allowance for impairment of tax credits	(351)	(378)
TOTAL	20,411	8,810

•	Payroll and social security taxes payable

	March 31, 2020	December 31, 2019
Salaries	7,224	8,376
Social security tax	11,660	13,564
Provision for vacation, bonus and others (5)	33,915	49,909
Directors fees	271	281
Other	112	122
TOTAL	53,182	72,252

(1)	The variation in cash and bank balances is explained in the condensed interim consolidated statement of cash flows for the three months ended March 31, 2020.
(2)	The increase is mainly due to the expansion of the scope and size of the Company’s engagements, the increase in its key client base, primarily through its business development efforts.
(3)	The variation is explained by the renegotiation of trade receivables during the three months ended March 31, 2020.
(4)	The variation is explained by the increase in the tax credits of some subsidiaries due to advance payments of income tax for the fiscal year 2020 and the increase in withholdings of income tax in one of the Argentine subsidiaries; such tax credits will mature after the first quarter of 2021.
(4)	The variation is explained by the increase in the tax credits of some subsidiaries due to advance payments of income tax for the fiscal year 2020 and the increase in withholdings of income tax in one of the Argentinian subsidiaries, such tax credits will mature after the first quarter of 2021.
(5)	The decrease is mainly explained by the payment of bonuses to employees and to the payment of pull-through bonuses to the sellers of acquired companies during the three months ended March 31, 2020.

NOTE 5 – CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The Company is exposed to a variety of risks: market risk, including the effects of changes in foreign currency exchange rates, and interest rates and liquidity risk.

These condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual audited financial statements; they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019. There have been no significant changes in the risk management assessment or in any risk management policies since December 31, 2019, except as disclosed in note 21.

5.1 - Financial instruments that are not measured at fair value

Except as detailed in the following table, the carrying amounts of financial assets and financial liabilities, included in the unaudited condensed interim consolidated statement of financial position as of March 31, 2020 and the audited consolidated statement of financial position as of December 31, 2019, approximate to their fair values.

	March 31, 2020		December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets and Liabilities
Non-current assets
Receivables
Guarantee deposits	2,584	2,451	2,683	2,571
Other assets	6,958	6,553	7,796	7,140
Non-current liabilities
Trade payables	6,753	6,419	5,500	5,101
Borrowings	125,169	129,154	50,188	51,070

5.2 - Fair value measurements recognized in the unaudited condensed consolidated statement of financial position

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into a three-level fair value hierarchy as mandated by IFRS 13, as follows:

•	Level 1 fair value measurements are those derived from quoted market prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

•	Level 3 fair value measurements are those derived from unobservable inputs for the assets or liabilities.

	As of March 31, 2020
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds	—	854	—	854
LETEs	—	283	—	283
Foreign exchange forward contracts	—	3	—	3
Convertible notes	—	121	3,642	3,763

Financial liabilities
Contingent consideration	—	—	7,256	7,256
Foreign exchange forward contracts	—	3,817	—	3,817
Interest rate SWAP	—	426	—	426

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds	—	19,384	—	19,384
LETEs	—	396	—	396
Foreign exchange forward contracts	—	1,291	—	1,291
Convertible notes	—	111	3,425	3,536

Financial liabilities
Contingent consideration	—	—	9,252	9,252

There were no transfers of financial assets between Level 1, Level 2 and Level 3 during the period.

The Company has applied the market approach technique in order to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable (i.e., similar) assets, liabilities or a group of assets and liabilities.

When the inputs required by the market approach are not available, the Company applies the income approach technique. The income approach technique estimates the fair value of an asset or a liability by converting future amounts (e.g. cash flows or income and expenses) to a single current (i.e., discounted) amount. When the income approach is used, the fair value measurement reflects current market expectations about those future amounts.

There were also no changes made to any of the valuation techniques applied as of December 31, 2019.

5.2.1 - Foreign exchange future and forward contracts

During the three months ended March 31, 2019, the Argentine subsidiary IAFH Global S.A. acquired foreign exchange futures contracts with SBS Sociedad de Bolsa S.A. (SBS) in U.S. dollars, with the purpose of hedging the possible decrease of assets' value held in Argentine Pesos due to the risk of exposure to fluctuations in foreign currency. The foreign exchange futures contracts were recognized, according to IFRS 9, as financial assets at fair value through profit or loss. For the three months ended March 31, 2019, the Company has recognized a loss of 85.

These futures contracts have daily settlements, in which the futures' values change daily. IAFH Global S.A. recognize daily variations in SBS primary accounts, and the gains or losses generated by each daily position through profit or loss. Thus, at the closing of each day, according to the future price of the exchange rate U.S. dollar - Argentine Peso, the companies perceive a gain or loss for the difference. As of March 31, 2020 and December 31, 2019, there were no outstanding futures contracts.

During the three months ended March 31, 2019, the subsidiaries Sistemas Globales S.A., IAFH Global S.A., Sistemas Globales Uruguay S.A., Sistemas Globales Chile S.L and Sistemas Colombia S.AS., acquired foreign exchange forward contracts with certain banks in U.S. dollars, with the purpose of hedging the possible decrease of assets’ value held in Argentine Pesos, Uruguayan Pesos, Chilean Pesos and Colombian Pesos due to the risk of exposure to fluctuations in foreign currency. During the three months ended March 31, 2020, the subsidiary Globant India Private Limited also acquired foreign exchange forward contracts with certain banks, with the purpose of hedging the possible decrease of assets’ value held in Indian Rupee, due to the risk of exposure to fluctuations in foreign currency. Those contracts were recognized, according to IFRS 9, as financial assets or liabilities at fair value through profit or loss. For the three months ended March 31, 2020 and 2019 , the Company recognized a net loss of 5,917 and a gain of 205, respectively.

As of March 31, 2020 and December 31, 2019, the foreign exchange forward contracts that were recognized as financial assets and liabilities at fair value through profit or loss were as follows:

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)

April 30, 2020	Argentine Peso	66.90	66.98	3
Fair value as of March 31, 2020				3

April 27, 2020	Indian Rupee	72.04	75.83	(50)
April 29, 2020	Colombian Peso	3,526.22	4,061.06	(658)
April 30, 2020	Argentine Peso	67.40	66.98	(33)
April 30, 2020	Colombian Peso	3,380.59	4,060.65	(1,339)
May 26, 2020	Indian Rupee	72.65	76.06	(46)
May 30, 2020	Argentine Peso	70.10	69.35	(58)
May 31, 2020	Argentine Peso	72.52	69.35	(123)
June 30, 2020	Argentine Peso	75.10	71.90	(124)
Fair value as of March 31, 2020				(2,431)

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)

January 27, 2020	Indian Rupee	72.36	71.56	11
January 31, 2020	Chilean Peso	747.68	751.57	5
January 31, 2020	Colombian Peso	3,323.65	3,281.28	39
January 31, 2020	Colombian Peso	3,515.42	3,281.94	356
January 31, 2020	Colombian Peso	3,512.66	3,281.93	422
January 31, 2020	Uruguayan Peso	38.09	37.73	29
February 25, 2020	Indian Rupee	71.45	71.77	7
February 28, 2020	Colombian Peso	3,518.27	3,288.08	351
Fair value as of December 31, 2019				1,220

Hedge accounting

During the three months ended March 31, 2020 and 2019, the subsidiaries Sistemas Globales S.A. IAFH Global S.A., Sistemas Colombia SAS, Sistemas Globales Uruguay S.A., Sistemas Globales Chile S.L. and Globant India Private Limited have entered into foreign exchange forward and future contracts to manage the foreign currency risk associated with the salaries payable in Argentine Pesos, Colombian Pesos, Uruguayan Pesos, Chilean Pesos and Indian Rupee. The Company designated those derivatives as hedging instruments in respect of foreign currency risk in cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

The effective portion of changes in the fair value of derivatives and other qualifying hedging instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve, limited to the cumulative change in fair value of the hedged item from inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the "finance income" or "finance expense" line items. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item (i.e., Salaries, employee benefits and social security taxes).

During the three months ended March 31, 2020 and 2019, the Company recognized a net loss of 1,695 and a gain of 300 included in the line item "Salaries, employee benefits and social security taxes", respectively, and a loss of 1,643 and a gain of 882, included in the line item "Other comprehensive income", respectively.

During the three months ended March 31, 2020, Globant LLC entered into three interest rate swap transactions with the purpose of hedging the exposure to variable interest rate related to the Amended and Restated Credit Agreement with certain financial institutions, the Company has recognized a loss of 426 included in the line item "Other comprehensive income". The Company designated those derivatives as hedging instruments in respect of interest rate risk in cash flow hedges. Hedges of interest rate risk on recognized liabilities are accounted for as cash flow hedges.

Foreign currency forward contract and interest rate swap assets and liabilities are presented in the line items "Other financial assets" and "Other financial liabilities" within the statement of financial position.

Hedging instruments - Outstanding contracts

The following table detail the foreign currency forward contracts and interest rate swap contracts outstanding as of March 31, 2020 and December 31, 2019:

Interest rate swap

		Floating rate	Fixed rate	Fair value
Maturity Date	Notional	receivable	payable	liabilities

March 11, 2024	15,000	1 month LIBOR	0.647%	(172)
March 31, 2023	15,000	1 month LIBOR	0.511%	(87)
March 12, 2024	20,000	1 month LIBOR	0.566%	(167)
Fair value as of March 31, 2020				(426)

Foreign currency forwards

	Currency	Foreign currency	Notional foreign	Fair value
Settlement date	from contracts	rate from contracts	currency rate	liabilities
April 27, 2020	Indian Rupee	73.92	75.84	(13)
April 29, 2020	Colombian Peso	3,545.09	4,061.11	(1,016)
April 30, 2020	Argentine Peso	66.75	66.98	(5)
April 30, 2020	Chilean Peso	824.58	853.02	(61)
April 30, 2020	Uruguayan Peso	38.48	43.30	(168)
May 26, 2020	Indian Rupee	74.12	76.08	(13)
May 29, 2020	Chilean Peso	832.70	852.26	(42)
May 29, 2020	Uruguayan Peso	43.38	43.64	(9)
June 26, 2020	Chilean Peso	851.50	851.83	—
June 26, 2020	Indian Rupee	74.33	76.31	(39)
June 30, 2020	Uruguayan Peso	43.66	44.15	(20)
Fair value as of March 31, 2020				(1,386)

	Currency	Foreign currency	Notional foreign	Fair value
Settlement date	from contracts	rate from contracts	currency rate	assets
January 31, 2020	Argentine Peso	66.45	62.2	71
Fair value as of December 31, 2019				71

5.2.2 Convertible notes

During the three months ended March 31, 2020, the Company purchased several convertible notes that include the right to convert the outstanding principal amount into equity interests in the companies that issued the convertible notes. The fair value of such convertible notes was estimated using unobservable inputs.

The amounts of gains and losses for the three months ended March 31, 2020 related to changes in the fair value of the convertible notes which were not material.

5.2.2.1 Collokia

On May 5, 2017, the Company and Collokia LLC entered into a loan agreement whereby the Company provided a financing facility of 100. Interest on the entire outstanding principal balance is computed at an annual rate of 2.8%. Collokia shall repay the loan in full within 18 months from the date that this agreement has been signed off. The Company has the right to convert any portion of the outstanding principal into preferred units of Collokia. As of March 31, 2020 and December 31, 2019, the fair value of the loan agreement amounted to 121 and 115, respectively, and is disclosed as other financial assets current.

5.2.2.2 Wolox

On January 21, 2019 (the "issuance date"), Globant España S.A. and Wolox, LLC (Wolox) entered into a convertible promissory note purchase agreement whereby Globant España S.A. provides financing facility for 1,800.  Interest on the entire outstanding principal balance is computed at an annual rate equal to LIBOR plus 2%. Wolox shall repay the loan in full within 18 months from the issuance date. Globant España S.A has the right to convert any portion of the outstanding principal into fully paid and nonassessable membership interest of Wolox.  As of March 31, 2020 and December 31, 2019, the fair value of the loan agreement amounted to 1,845 and 1,841, respectively, and is disclosed as other financial assets current.

5.2.2.3 Singularity

On July 8, 2019 (the "issuance date"), Globant España S.A. and Singularity Education Group entered into a note purchase agreement whereby Globant España S.A. provides financing facility for 1,250.  Interest on the entire outstanding principal balance is computed at an annual rate of 5%. Singularity Education Group shall repay the loan in full within 1 year from the effective date as of the issuance date. Globant España S.A. has the right to convert any portion of the outstanding principal into Conversion Shares of Singularity Education Group. As of March 31, 2020 and December 31, 2019, the fair value of the loan agreement amounted to 1,297 and 1,280, respectively, and is disclosed as other financial assets current.

5.2.2.4 Globant Ventures

During the three months ended March 31, 2020, Globant Venture SAS entered into 4 note purchase agreements with Interactive Mobile Media S.A. (CamonApp), AvanCargo Corp. and TheEye S.A.S and Robin (the "startups"), pursuant to which Globant Ventures provided financing facility for a total amount of 300.  Interest on the entire outstanding principal balance is computed at annual rates ranging from 5% to 12%. Globant Venture SAS has the right to convert all or any portion of the outstanding principal into equity interests of the startups.  As of March 31, 2020, the fair value of these note purchase agreements amounted to 500 and is disclosed as other financial assets non-current.

5.3 Level 3

5.3.1. Contingent consideration

The acquisition of Clarice, described in note 25.1 to our audited consolidated financial statements for the year ended December 31, 2019, included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company’s capacity.

As of December 31, 2019, the nominal value of contingent consideration related to Clarice amounted to 1,316. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 439 and 1,316 as of December 31, 2019. The fair value of the contingent consideration related to Clarice arrangement of 1,310 as of December 31, 2019, was estimated by discounting to present value using a risk-adjusted discount rate. As of March 31, 2020, the Company maintained a contingent consideration of 1,587, which amount was agreed to by the sellers, and which the Company expect to pay in the coming months.

The acquisition of Ratio Cypress LLC ("Ratio"), described in note 25.5 to our audited consolidated financial statements for the year ended December 31, 2019, included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's gross revenue and gross margin.

As of December 31, 2019, the nominal value of contingent consideration related to Ratio amounted to 750. Such amount was paid on February 25, 2020. The fair value of the contingent consideration arrangement of 903 as of December 31, 2019 was estimated by discounting to present value using a risk-adjusted discount rate.

The acquisition of PointSource LLC ("PointSource"), described in note 25.6 to our audited consolidated financial statements for the year ended December 31, 2019, included a contingent consideration agreement which was payable on a deferred basis and which was subject to the occurrence of certain events relating to the acquired company's gross revenue and gross margin.

In May 2018, the Company signed an amendment to the stock purchase agreement with the former shareholders of PointSource, pursuant to which a new fixed payment was established, in replacement of previous payment arrangements, which were subject to target achievements. As a consequence, the Company remeasured the fair value of the liability related to PointSource described above. As of December 31, 2019, the fixed-payment liability amounted to 1,086 and was included in other financial liabilities. Such amount was paid on February 29, 2020.

As described in note 25.8 to our audited consolidated financial statements for the year ended December 31,2019, the acquisition of Avanxo (Bermuda) Limited (“Avanxo”) included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's gross revenue and gross margin and operating margin.

As of March 31, 2020 and December 31, 2019, the nominal value of contingent consideration related to Avanxo amounted to 1,159 and 2,318, respectively. Based on our estimations as of those dates, the potential minimum amounts of all future payments that the Company could be required to make under this agreement were between 185 and 370, respectively. In addition, the actual amounts to be paid under the contingent consideration arrangement may be increased proportionally to the target’s achievements and are not subject to any maximum amount. Finally, the fair value of the contingent consideration arrangement of 1,110 and 2,249 as of March 31, 2020 and December 31, 2019, respectively, was estimated by discounting to present value using a risk-adjusted discount rate.

As described in note 25.9 to our audited consolidated financial statements for the year ended December 31,2019, the acquisition of Belatrix Global Corporation S.A. ("Belatrix"), included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to revenue.

As of March 31, 2020 and December 31, 2019, the nominal value of contingent consideration related to Belatrix amounted to 4,244 and 4,097, respectively. Based on our estimations as of those dates, the potential minimum amounts of all future payments that the Company could be required to make under this agreement were between 4,244 and 4,097, respectively. In addition, the actual amounts to be paid under the contingent consideration arrangement may be increased proportionally to the target’s achievements and are not subject to any maximum amount. Finally, the fair value of the contingent consideration arrangement of 4,256 and 4,221 as of March 31, 2020 and December 31, 2019, respectively, was estimated by discounting to present value using a risk-adjusted discount rate

As described in note 25.10 to our audited consolidated financial statements for the year ended December 31,2019, the acquisition of BI Live, included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's growth and operating margin.

As of March 31, 2020 and December 31, 2019, the nominal value of contingent consideration related to BI Live amounted to 585 and 559, respectively. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 525 and 3,000 as of March 31, 2020 and December 31, 2019. The fair value of the contingent consideration arrangement of 520 and 515 as of March 31, 2020 and December 31, 2019, respectively, was estimated by discounting to present value using a risk-adjusted discount rate.

5.3.2. Reconciliation of recurring fair value measurements categorized within Level 3 of the fair value hierarchy:

	Financial Assets	Financial Liabilities
	Convertible notes	Contingent consideration
December 31, 2019	3,425	9,252
Payments (2)	200	(2,062)
Interests (1)	17	66
March 31, 2020	3,642	7,256

	Financial Assets	Financial Liabilities
	Convertible notes	Contingent consideration
December 31, 2018	—	9,767
Fair value remeasurement (1)	—	85
Acquisition of business (1)	—	6,835
Payments (2)	3,350	(7,695)
Interests (1)	75	260
December 31, 2019	3,425	9,252

(1)	Non-cash transactions.
(2)	Cash transactions included in investing activities in the condensed interim consolidated statement of cash flows.

NOTE 6 – INCOME TAXES

6.1. Effective tax rate

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The effective tax rate calculated for the three months ended March 31, 2020 and 2019 was 32% and 22%, respectively.

6.2. Uncertain tax positions

The Company accounts for uncertain tax positions by determining the minimum recognition threshold that a tax position is required to meet before being recognised in the financial statements. This determination requires the use of significant judgment in evaluating the tax positions and assessing the timing and amounts of deductible and taxable items.

As of March 31, 2020, there were certain matters related to the interpretation of income tax laws for which there is a possibility that a loss may have been incurred as of the date of the financial statements in accordance with IFRIC 23 in an amount of 2,067, related to assessments for the fiscal years 2014 to 2020. No formal claim has been made for fiscal years within the statute of limitation by tax authorities in any of such matters; however, those years are still subject to audit and claims may be asserted in the future.

It is reasonably possible that, as a result of management’s ongoing evaluation, there may be new information that causes the Company to reassess the tax positions because the outcome of tax audits cannot be predicted with certainty. While the Company cannot estimate the impact that new information may have on its unrecognized tax benefit balance, management believes that the Company maintains a reasonable position and no loss should be incurred.

NOTE 7 – REVENUE

The following tables present the Company’s revenues disaggregated by type of contracts, by revenue source regarding the industry vertical of the client and by currency. The Company provides technology services to enterprises in a range of industry verticals including media and entertainment, travel and hospitality, professional services, technology and telecommunications, banks, financial services and insurance and consumer, retail and manufacturing, among others. The Company understands that disaggregating revenues into these categories achieves the disclosure objective to depict how the nature, amount, timing, and uncertainty of revenues may be affected by economic factors. However, this information is not considered by the chief operating decision-maker to allocate resources and in assessing financial performance of the Company. As noted in the business segment reporting information in note 17, the Company operates in a single operating and reportable segment.

	Three months ended
By Type of contract	March 31, 2020	March 31, 2019
Time and material contracts	159,278	118,298
Fixed-price contracts	28,203	24,091
Subscription resales	4,085	3,762
Others	6	—
TOTAL	191,572	146,151

	Three months ended
By Industry Vertical	March 31, 2020	March 31, 2019
Media and Entertainment	46,354	36,562
Travel & Hospitality	22,289	22,361
Banks, Financial Services and Insurance	45,379	33,375
Technology & Telecommunications	23,622	18,165
Professional Services	21,819	14,348
Consumer, Retail & Manufacturing	25,792	17,802
Other Verticals	6,317	3,538
TOTAL	191,572	146,151

	Three months ended
By Currency	March 31, 2020	March 31, 2019
USD	166,248	121,800
EUR	7,571	9,213
GBP	140	1,397
ARS	7,769	6,058
MXN	5,526	3,946
COP	1,970	1,788
BRL	2,058	1,131
Others	290	818
TOTAL	191,572	146,151

NOTE 8 – COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

8.1. Cost of revenues

	Three months ended
	March 31, 2020	March 31, 2019
Salaries, employee benefits and social security taxes (1)	(109,410)	(80,647)
Share-based compensation expense	(1,121)	(1,443)
Depreciation and amortization expense	(2,290)	(1,227)
Travel and housing (2)	(4,120)	(3,278)
Office expenses	(610)	(595)
Professional services	(1,090)	(1,176)
Promotional expenses	(93)	(25)
Recruiting, training and other employee expenses	(635)	(336)
TOTAL	(119,369)	(88,727)

(1)	The increase is primarily attributable to a general increase in salaries and to the net addition of 3,146 IT professionals since March 31, 2019, an increase of 36.59%, to satisfy growing demand for our services, which translated into an increase in salaries, together with a lower attrition level. The increase is also explained by the addition of the employees of acquired companies (see note 20).
(2)	The variation is explained by an increase in travel expenses related to integration and expansion activities.

8.2. Selling, general and administrative expenses

	Three months ended
	March 31, 2020	March 31, 2019
Salaries, employee benefits and social security taxes (1)	(19,968)	(13,868)
Share-based compensation expense	(5,158)	(2,977)
Rental expenses	(1,834)	(1,314)
Office expenses	(3,328)	(2,693)
Professional services (2)	(5,358)	(2,620)
Travel and housing	(2,184)	(2,084)
Taxes	(3,802)	(3,696)
Depreciation and amortization expense	(4,575)	(4,419)
Depreciation expense of right-of-use assets	(4,622)	(4,033)
Recruiting, training and other employee expenses	(434)	(387)
Promotional and marketing expenses	(609)	(541)
TOTAL	(51,872)	(38,632)

(1)	The increase is primarily attributable to an increase in salaries, employee benefits and social security taxes related to a general increase in salaries and to the addition of 133 staff personnel since March 31, 2019.
(2)	The increase mainly corresponds to professional services fees related to advice on tax matters and legal fees. The increase is also explained by subscriptions to new software licenses.

NOTE 9 – FINANCE INCOME / EXPENSE

	Three months ended
	March 31, 2020	March 31, 2019
Finance income
Interest gain	256	170
Gain arising from financial assets measured at fair value through profit or loss ("PL")	275	538
Gain arising from financial assets measured at fair value through OCI	6	12
Gain arising from financial assets measured at amortised cost	—	62
Foreign exchange gain	13,172	109
Subtotal	13,709	891

Finance expense
Interest expense on borrowings	(462)	(8)
Interest expense on lease liabilities	(1,387)	(723)
Loss arising from financial assets measured at fair value through PL	(5,917)	(306)
Loss arising from financial assets measured at fair value through OCI	(34)	—
Loss arising from financial assets measured at amortised cost	(3)	—
Foreign exchange loss	(7,113)	(2,328)
Other interest	(243)	(80)
Other	(363)	(257)
Subtotal	(15,522)	(3,702)
TOTAL	(1,813)	(2,811)

NOTE 10 – PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2020 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3	5	50
Cost
Values at beginning of the period	38,939	9,599	50,357	108	13,821	2,354	34,171	149,349
Additions	1,912	207	438	—	—	—	2,965	5,522
Disposals	(1)	(67)	(2)	—	—	—	—	(70)
Transfers	—	89	240	—	—	—	(329)	—
Translation	(196)	(104)	(110)	—	—	—	—	(410)
Values at end of period	40,654	9,724	50,923	108	13,821	2,354	36,807	154,391

Depreciation
Accumulated at beginning of the period	25,277	5,344	30,290	28	877	—	—	61,816
Additions	1,862	383	1,653	4	76	—	—	3,978
Disposals	—	(20)	(1)	—	—	—	—	(21)
Translation	(119)	(53)	(110)	—	—	—	—	(282)
Accumulated at end of period	27,020	5,654	31,832	32	953	—	—	65,491
Carrying amount	13,634	4,070	19,091	76	12,868	2,354	36,807	88,900

Property and equipment as of March 31, 2019 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3	5	50
Cost
Values at beginning of the period	30,053	7,142	41,904	37	13,401	2,354	4,365	99,256
Additions related to business combinations	222	276	—	—	2	—	—	500
Additions	1,740	159	74	—	—	—	562	2,535
Transfers	—	431	1,995	—	—	—	(2,426)	—
Disposals	(179)	(40)	—	—	—	—	—	(219)
Translation	(9)	(3)	(4)	—	—	—	—	(16)
Values at end of period	31,827	7,965	43,969	37	13,403	2,354	2,501	102,056

Depreciation
Accumulated at beginning of the period	18,873	4,296	23,997	21	609	—	—	47,796
Additions	1,433	269	1,568	2	67	—	—	3,339
Disposals	(170)	(37)	—	—	—	—	—	(207)
Translation	(9)	(3)	(11)	—	—	—	—	(23)
Accumulated at end of period	20,127	4,525	25,554	23	676	—	—	50,905
Carrying amount	11,700	3,440	18,415	14	12,727	2,354	2,501	51,151

NOTE 11 – INTANGIBLE ASSETS

Intangible assets as of March 31, 2020 included the following:

	Licenses and internal developments	Customer contracts and relationships	Total
Useful life (years)	5	1 - 4
Cost
Values at beginning of the period	48,318	25,285	73,603
Additions related to business combinations	—	267	267
Additions from separate acquisitions	1,616	—	1,616
Additions from internal development	2,025	—	2,025
Disposals	(301)	—	(301)
Translation	(21)	—	(21)
Values at end of period	51,637	25,552	77,189

Amortization
Accumulated at beginning of the period	35,473	11,020	46,493
Additions	2,483	404	2,887
Disposals	—	—	—
Translation	(17)	—	(17)
Accumulated at end of period	37,939	11,424	49,363
Carrying amount	13,698	14,128	27,826

Intangible assets as of March 31, 2019 included the following:

	Licenses and internal developments	Customer contracts and relationships	Total
Useful life (years)	5	1 - 4
Cost
Values at beginning of the period	36,957	10,896	47,853
Additions related to business combinations	—	—	—
Additions from separate acquisitions	628	—	628
Additions from internal development	1,391	—	1,391
Disposals	(26)	—	(26)
Translation	—	—	—
Values at end of period	38,950	10,896	49,846

Amortization
Accumulated at beginning of the period	26,179	9,896	36,075
Additions	2,193	114	2,307
Impairment loss recognised in profit or loss	—	—	—
Disposals	(2)	—	(2)
Translation	—	—	—
Accumulated at end of period	28,370	10,010	38,380
Carrying amount	10,580	886	11,466

During the year, the Company considered the recoverability of its internally generated intangible assets which are included in these condensed interim consolidated financial statements with a carrying amount of 9,970 and 8,103, respectively.

NOTE 12 – LEASES

Movements in right-of-use assets and lease liabilities as of March 31, 2020 were as follow:

Right-of-use assets	Office spaces	Office equipment	Total

January 1, 2020	51,625	7,156	58,781
Additions	18,760	379	19,139
Depreciation	(4,303)	(319)	(4,622)
Translation	(274)	—	(274)
March 31, 2020	65,808	7,216	73,024

Lease liabilities

January 1, 2020	61,363
Additions (1)	19,139
Foreign exchange difference (1)	(7,417)
Translation (2)	(296)
Interest expense (1)	1,387
Payments (2)	(5,299)
March 31, 2020	68,877

(1)	Non-cash transactions.
(2)	Cash transactions.

Movements in right-of-use assets and lease liabilities as of March 31, 2019 were as follow:

Right-of-use assets	Office spaces

January 1, 2019	46,567
Additions	1,784
Depreciation	(4,033)
Translation	(218)
March 31, 2019	44,100

Lease liabilities

January 1, 2019	46,887
Additions (1)	1,784
Foreign exchange difference (1)	202
Interest expense (1)	723
Payments (2)	(3,319)
March 31, 2019	46,277

(1)	Non-cash transactions.
(2)	Cash transactions.

NOTE 13 - CAPITAL AND RESERVES

13.1. Issuance of common shares

During the three months ended March 31, 2020, 64,401 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 31.39 per share amounting to a total of 2,021.

During the three months ended March 31, 2020, 22,436 Restricted Stock Units (“RSUs”) were granted to certain employees and directors of the Company and 3,475 RSUs were vested at an average price of 62.24 per share amounting to a total of 216 (non-cash transaction).

During the three months ended March 31, 2019, 324,047 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 18.41 per share amounting to a total of 5,965.

During the three months ended March 31, 2019, 2,400 RSUs were granted to certain employees and directors of the Company and 2,250 RSUs were vested at an average price of 42.00 per share amounting to a total of 95 (non-cash transaction).

As of March 31, 2020, 35,769,527 common shares of the Company’s share capital were registered and listed on the New York Stock Exchange.

13.2. Subscription agreement

On March 10, 2020, the Company issued 2,018 common shares for a total amount of 225 as part of the subscription agreement included in the stock purchase agreement signed with Ratio’s sellers.

On March 21 and March 18, 2019, the Company issued 7,517 common shares for a total amount of 449 as part of the subscription agreement included in the stock purchase agreement signed with Ratio’s sellers.

On March 18, 2019, the Company issued 13,895 common shares for a total amount of 868 as part of the subscription agreement included in the stock purchase agreement signed with Small Footprint Inc.’s sellers.

On February 20 and February 1, 2019, the Company issued 14,778 common shares for a total amount of 845 as part of the subscription agreement included in the stock purchase agreement signed with Avanxo’s sellers.

On February 15, 2019, the Company issued 3,542 common shares for a total amount of 208 as part of the subscription agreement included in the stock purchase agreement signed with Pointsource’s sellers.

NOTE 14 - BORROWINGS

	As of
	March 31, 2020	December 31, 2019

Current	495	1,198
Non-current	125,169	50,188
TOTAL	125,664	51,386

Movements in borrowings were as follows:

	Three months ended
	March 31, 2020	March 31, 2019

Balance at the beginning of year	51,386	—
Additions related to business combinations (3)	—	644
Proceeds from borrowings (1) (4)	75,000	—
Payment of borrowings (2) (4)	(1,139)	—
Accrued interest (3)	465	8
Translation (3)	(48)	(34)
Balance at the end of the period	125,664	618

(1)	On March 23 and 24, 2020, Globant LLC borrowed 64,000 and 11,000, respectively, under the Amended and Restated Credit Agreement, described in note 19 to our audited consolidated financial statements for the year ended December 31, 2019, this loan will mature on February 5, 2025.

(2)	During the three months ended March 31, 2020, the main payments were 523 paid on March 26, 2020 by Avanxo Colombia related to the principal amount of the borrowing with Banco Santander and 537 paid by Globant LLC related to interest of the Amended and Restated Credit Agreement.

(3)	Non-cash transactions.

(4)	Cash transactions.

NOTE 15 – SHARE-BASED COMPENSATION - EMPLOYEE BENEFITS

15.1. Movements in share options during the period

The following reconciles the share options outstanding at the end of the three months ended March 31, 2020 and 2019:

	March 31, 2020		March 31, 2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Balance at the beginning of year	1,051,602	32.00	1,786,467	27.96
Options granted during the period	—	—	4,000	52.10
Forfeited during the period	(17,125)	41.32	(15,500)	31.64
Exercised during the period	(64,401)	31.39	(324,047)	18.41
Balance at end of period	970,076	31.88	1,450,920	30.13

15.2 Movements in restricted stock units during the period

The following reconciles the RSU outstanding at the end of the three months ended March 31, 2020 and 2019:

	March 31, 2020		March 31, 2019
	Number of RSU	Weighted average grant price	Number of RSU	Weighted average grant price

Balance at the beginning of year	624,896	64.05	535,838	44.70
RSU granted during the period	22,436	111.00	2,400	52.10
Forfeited during the period	(15,438)	60.76	(18,303)	44.67
Issued during the period	(3,475)	62.24	(2,250)	42.00
Balance at end of period	628,419	65.82	517,685	44.74

NOTE 16 – CONTINGENCIES

As of the date of issuance of these condensed interim consolidated financial statements, no significant changes have occurred with respect to the contingencies included in note 21 to our audited consolidated financial statements for the year ended December 31, 2019.

NOTE 17 – SEGMENT INFORMATION

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding on how to allocate resources and in assessing performance. The Company’s CODM is considered to be the Company’s chief executive officer (“CEO”). The CEO reviews information presented on an entity level basis for purposes of making operating decisions and assessing financial performance. Therefore, as of March 31, 2020, the Company has determined that it operates in a single operating and reportable segment.

The Company provides services related to application development, testing, infrastructure management and application maintenance.

The following table summarizes revenues by geography, based on the customers' location:

	Three months ended
	March 31, 2020	March 31, 2019
North America
United States of America	138,856	104,990
Canada	3,941	2,780
Subtotal North America	142,797	107,770
Europe
Spain	5,471	8,986
United Kingdom	4,531	3,109
Luxembourg	409	262
Germany	196	123
Netherlands	319	880
Others	545	163
Subtotal Europe	11,471	13,523
Asia
India	537	435
Indonesia	—	473
Japan	1,391	—
Others	—	158
Subtotal Asia	1,928	1,066
Latin America and others
Argentina	10,783	6,388
Colombia	3,667	5,094
Chile	10,253	6,175
Mexico	5,533	4,040
Peru	2,772	845
Brazil	2,074	1,133
Others	294	117
Subtotal Latin America and others	35,376	23,792
TOTAL	191,572	146,151

The revenues by geography were determined based on the country where the sale took place.

One single customer accounted for 11.65% and 10.49% of revenues for the three months ended March 31, 2020 and 2019, respectively.

As of March 31, 2020 and 2019, the measurement of profit from operations was 18,714 and 18,356, respectively, as presented in the statements of profit or loss and other comprehensive income.

The following table summarizes non-current assets other than financial instruments and deferred taxes as stated in IFRS 8, paragraph 33.b, by jurisdiction:

	March 31, 2020	December 31, 2019

Argentina	84,468	82,978
Spain	144,468	144,761
United States of America	69,746	69,631
Brazil	2,314	1,739
Uruguay	1,798	1,728
Luxembourg	4,296	4,289
Colombia	46,099	34,901
Mexico	18,127	13,724
India	9,483	9,297
Chile	2,818	2,798
Peru	4,737	4,461
Other countries	1,173	1,361
TOTAL	389,527	371,668

NOTE 18 – SEASONALITY OF OPERATIONS

Due to seasonal nature of the countries in which we operate, higher revenues and operating profits are usually expected in the second half of the year than in the first six months. In the fiscal year ended December 31, 2019, 46% of revenues accumulated in the first half of the year, with 54% accumulating in the second half.

The possible impact in the financial statements due to the outbreak of COVID-19 is addressed in note 21.

NOTE 19 – RELATED PARTIES BALANCES AND TRANSACTIONS

Outstanding trade account balances with related parties as of March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019

Morgan Stanley Investment Management Inc.	129	91
Total	129	91

During the three months period ended March 31, 2020 and 2019, the Company recognized revenues from transactions with related parties, as follows:

	Three months ended
	March 31, 2020	March 31, 2019

Morgan Stanley Investment Management Inc.	203	427
Total	203	427

NOTE 20 – BUSINESS COMBINATIONS

Outstanding balances of other financial liabilities as of March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020		December 31, 2019
	Other financial liabilities - current	Other financial liabilities - non current	Other financial liabilities - current	Other financial liabilities - non current
Related to Business Combinations
Clarice	1,587	—	1,580	—
Ratio	—	—	903	—
PointSource	—	—	1,086	—
Avanxo	1,110	—	1,147	1,102
Belatrix	4,256	—	4,221	—
BI Live	133	387	—	515
Total	7,086	387	8,937	1,617

A reconciliation of the goodwill from opening to closing balances is as follows:

Goodwill at the beginning of the period	188,538
Translation	(303)
Measurement period adjustment	(257)
Goodwill at the end of the period	187,978

NOTE 21 – COVID-19 IMPACT ON THE FINANCIAL STATEMENTS

On March 11, 2020, the World Health Organization declared a pandemic of the outbreak of Coronavirus (“COVID-19”), due to its rapid spread throughout the world, having affected, at that time, more than 110 countries. As of March 31, 2020, tens of countries had declared state of national health emergency, which measures had caused a substantial disruption in the global economy. It is difficult to estimate the full extent and duration of the impacts of the pandemic on businesses and economies.

On March 27, 2020, the International Accounting Standards Board (the “IASB”) published a document for educational purposes, to help support the consistent application of accounting standards during a period of enhanced economic uncertainty arising from the COVID-19 pandemic. In that publication, the IASB indicated that they had engaged closely with the regulators to encourage entities to consider that guidance. The financial reporting issues, reminders and considerations highlighted in this publication are the following: going concern, financial instruments, asset impairment, governments grants, income taxes, liabilities from insurance contracts, leases, insurance recoveries, onerous contract provisions, fair value measurement, revenue recognition, events after the reporting period, other financial statements disclosure requirements and other accounting estimates.

The Company has determined, after analyzing the possible impact of the economic situation in the financial statements, that an assessment of the treatment of expected credit losses (“ECLs”) was necessary, since IFRS 9 should not be applied mechanically and prior assumptions may no longer hold true in the current environment.

For the purpose of measuring ECLs and for determining whether significant increase in credit risk had occurred, we grouped financial instruments on the basis of shared credit risk characteristics, and, specifically, we grouped our trade receivables considering the industry verticals.

Considering that the tourism sector is currently one of the hardest-hit by the outbreak of COVID-19, with impacts on both travel supply and demand, we estimated the ECLs for trade receivables from customers within the “Travel & Hospitality” industry vertical on a separate basis. For the rest of our customers, at the time of our review, there were no indications of a significant change in the probability of non-payment due to the COVID-19 pandemic and, consequently, the impact is expected to be much smaller. Our new estimate resulted in an impact of 1,716 in impairment of trade receivables as of March 31, 2020. Based on the evolution of the COVID-19 pandemic and new information that may become available, we may need to modify our impairment of trade receivables.

The Company has assessed whether the impact of COVID-19 has led to any other non-financial asset impairment, including goodwill, and has concluded that, while the current situation remains uncertain, there is no indication that the cash-generating unit may be impaired. Based on the sensitivity analysis performed in 2019, there were no significant changes in any of the used key assumptions that would have resulted in an impairment charge. The Company will continue to monitor developments closely.

Finally, as required by IAS 1, Presentation of Financial Statements, the Company has evaluated its ability to continue as a going concern taking into consideration the existing and anticipated effects of the COVID-19 outbreak on the Company’s activities and has concluded that, since its business outlook, cash and liquidity position remain strong, the going concern assumption is appropriate.

NOTE 22 – SUBSEQUENT EVENTS

The Company evaluated events occurring after March 31, 2020 in accordance with IAS 10. Events after the reporting period, through May 13, 2020, which is the date that these condensed interim consolidated financial statements were made available for issuance, were evaluated.

22.1 Amended and Restated Credit Agreement

On April 1, 2020, Globant, LLC, our U.S. subsidiary borrowed 75,000 under the Amended and Restated Credit Agreement described in note 19 to our audited consolidated financial statements for the year ended December 31, 2019, which loan will mature on February 5, 2025